May 3, 2022

# Recovery Club America CEO Joins "High Truths" Podcast

## *Addiction assistance platform founder interviewed by former Chief Medical Officer of the White House Office of National Drug Control Policy*

**Nashville, Tennessee —** Recovery Club America co-founder and CEO Kevin Lee appeared on the "High Truths" podcast, speaking with former Chief Medical Officer of the White House Office of National Drug Control Policy Dr. Roneet Lev about his three-decade history of work in the behavioral health space, and his latest venture with Recovery Club America.

"It was a joy to welcome Kevin to my show to share his unique insights and successes helping others on their journey to better health," said Dr. Lev, an emergency and addiction doctor who continues to serve on the front lines addressing the country's overdose crisis. "Kevin's expert analysis of the challenges facing people in recovery offers valuable perspectives for people struggling with substance use disorder and the professionals working to treat them."

"High Truths" is more than a podcast; it is a movement to unite medical health, mental health, and addiction health. It brings innovations to connect public health, public safety, and prevention. Discussions on the "High Truths" podcast are designed to inspire people to implement programs that save lives. Previous guests on the show include U.S. Health and Human Services Assistant Secretary for Health Adm. Rachel Levine, former Acting Administrator of the Drug Enforcement Administration Uttam Dhillon, and former Secretary of Housing and Urban Development Dr. Ben Carson.

"It is an honor to be in such esteemed company as a guest on the 'High Truths' podcast," Lee stated. "Recovery Club America is merging the ease of technology with the necessity of personal connection in order to create better outcomes for people struggling with substance use disorder. I appreciated the opportunity to share our innovations with Dr. Lev, as well as our broader discussion about behavioral health and addiction treatment."

Lee's interview with the "High Truths" podcast is available via Apple Podcasts, Google Play, Spotify, other leading podcast streaming services, and the "High Truths" website hightruths.com.

**About Recovery Club America:** Recovery Club America is a social networking platform for individuals in recovery from addiction and/or mental illness. Recovery Club America members are empowered with digital tools, supportive content, games, and access to psychiatrists, licensed clinical social workers and other therapists, and trained peer support specialists — all via their computer, tablet, or cell phone. The Recovery Club America mission is to help each Club member stay healthy. Visit recoveryclubamerica.com for more info and to sign up.

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